UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTION, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	Form 10-K and Form 10-KSB Form 20-F Form 11-K X Form 10-Q(SB) __ Form N-SAR

For the period ended: March 31, 2008

| |	Transition Report on Form 10-K
| |	Transition Report on Form 20-F

| |	Transition Report on Form 11-K
| |	Transition Report on Form 10-Q

| |	Transition Report on Form N-SAR

For the transition period ended: ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant: IndieMV Media Group, Inc.

Former Name if Applicable: Jake’s Trucking International, Inc.

Address of Principal Executive Office

Street and Number: 505-8840-210th Street  Suite# 317

City, State and Zip Code:  Langley, BC. V1M 2Y2, Canada

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-QSB Quarterly Report for the quarter ended March 31, 2008 because the Registrant’s management and auditor have not completed their review of the Form 10-QSB.

It is anticipated that the Form 10-QSB Quarterly Report, along with the interim financial statements, will be filed on or before the 5th calendar day following the prescribed due date of the Registrant’s Form 10-QSB.

PART IV-OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification.

Andrew Hamilton	778	386-3503
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s).

|X|   Yes      |   |   No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|   |   Yes      |X|   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IndieMV Media Group, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2008	By:	/s/ Ricardo Khayatte, Jr.
	Name:	Ricardo Khayatte, Jr.
	Title:	Chief Executive Officer